Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

ACTION REQUIRED

PLEASE VOTE YOUR PROXY TODAY

May XX, 2024

Aquila Tax-Free Trust of Arizona

Aquila Tax-Free Fund of Colorado

Aquila Churchill Tax-Free Fund of Kentucky

Aquila Narragansett Tax-Free Income Fund

Aquila Tax-Free Trust of Oregon

Aquila Tax-Free Fund For Utah

Dear (CLIENT NAME – IN UPPER AND LOWER CASE),

As a shareholder in one or more of the above-referenced Aquila Municipal Trust funds (the “Funds”), you recently received a Proxy Statement/Prospectus in connection with a Special Meeting of Shareholders of your Fund to be held on June 17, 2024. As described in the Proxy Statement/Prospectus, shareholders of the above-referenced Funds are being asked to approve an Agreement and Plan of Reorganization relating to their Fund (the “Reorganization”).

Please vote your shares by following the instructions on the proxy card, which is included in the communications you have received. You may receive a phone call from the proxy solicitor, Morrow Sodali Fund Solutions to vote your shares directly with a representative over the phone. Please feel free to call the Aquila Internal Sales Desk at 800-437-1020 if you have any questions.

Thank you,

XXXXXXXXXX

ACTION REQUIRED

PLEASE VOTE YOUR PROXY TODAY

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.